Exhibit 12.1
CNA FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES EXCLUDING PREFERRED DIVIDENDS
The following table sets forth our ratio of earnings to fixed charges excluding preferred dividends for each of the periods indicated.

	Nine months
	ended
	September 30	Years Ended December 31
(In millions, except ratios)	2010	2009	2008	2007	2006	2005

Income (loss) from continuing operations before income tax and noncontrolling interest	$636	$540	$(562)	$1,222	$1,650	$162
Less:
Income (loss) from equity investees	136	315	(379)	183	288	254
Add:
Fixed charges	129	150	157	166	165	195
Distributions from equity investees	111	92	67	84	118	199

Income as adjusted	$740	$467	$41	$1,289	$1,645	$302

Fixed charges:
Interest	$113	$128	$134	$140	$131	$124
Portion of rents representative of the interest factor	13	17	17	17	17	24
Interest credited to policyholders	3	5	6	9	17	47

Fixed charges	$129	$150	$157	$166	$165	$195

Ratio of earnings to fixed charges excluding preferred dividends	5.7	3.1	(a )	7.8	10.0	1.5

(a) For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $116 million.

Per the SEC rule 8210, “the ratios should be presented for each of the last five fiscal years and the latest interim period for which the financial statements are presented.”

*Note that the difference between Distributions and income/loss from equity investees should tie to the CF statement